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Exhibit 12.1

WESTERN ASSET MORTGAGE CAPITAL CORPORATION

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

        The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

(Dollars in thousands)	For the year ended December 31, 2013		For the period from May 15, 2012 (commencement of operations) through December 31, 2012
Net income(loss) from continuing operations		$(27,855)	$57,277
Fixed charges and preferred stock dividends:
Interest expense		18,019	8,094
Interest expense on Linked Transactions		271	—
Preferred stock dividends(a)		—	—
Total fixed charges and preferred stock dividends		18,290	8,094
Total earnings available to cover fixed charges and preferred stock dividends		(9,565)	65,371

Ratio of earnings to combined fixed charges and preferred stock dividends	$	(b)	$8.08	*

(a)
There were no shares of preferred stock outstanding during the periods presented above and, therefore, there are no amounts for preferred stock dividends included in the above calculations.

(b)
Earnings for the year ended December 31, 2013 were inadequate to cover all fixed charges. For the year ended December 31, 2013, the coverage deficiency was $9,565.

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  Exhibit 12.1
WESTERN ASSET MORTGAGE CAPITAL CORPORATION Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends